JNL/BlackRock Global Allocation Fund Ltd.

Amendment to Amended and Restated Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser").

Whereas, JNL/BlackRock Global Allocation Fund Ltd. (the "Company") is a wholly owned subsidiary of the JNL/BlackRock Global Allocation Fund organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the Company.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

The following shall be inserted as sub-paragraph i) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

i)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ James Mullery
Name:	Mark D. Nerud	Name:	James Mullery
Title:	President and CEO	Title:	MD